Mail Stop 3561

August 20, 2007

Mr. James DeOlden
Calbatech, Inc
23341 Del Lago
Laguna Hills, CA 92653

> **Re:** **Calbatech, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for the Fiscal Quarter ended March 31, 2007**
> **Form 10-QSB for the Fiscal Quarter ended June 30, 2007**
> **File No. 000-33039**

Dear Mr. DeOlden:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 29

1. We note that the audit report of De Joya Griffith & Company, LLC refers to other auditors with respect to the year ended December 31, 2004. Please note that if reference is made to work performed by a predecessor auditor, the report of the predecessor auditor(s) must also be included in the filing. Alternatively, since the financial statements for the year ended December 31, 2004 are not required to be

included in the filing, the audit report could be revised to eliminate any references to the predecessor auditor and the financial statements for the year ended December 31, 2004. Please discuss with the auditor who prepared this report and request them to revise their audit report accordingly, or revise the filing to include the report(s) of the predecessor auditor(s).

Note E- Convertible Notes Payable, page 46

2. We note that the convertible notes payable have a principal amount of $2 million and are due in May 2008. Please explain how the accreted principal value of $540,083 at December 31, 2006 is consistent with the stated maturity date and the redemption value of the convertible notes payable. Provide supporting calculations for the accretion recorded during each period and revise your disclosures as appropriate.

3. We note your disclosures regarding the warrants and embedded conversion feature of the notes payable. Please tell us and revise your disclosures to clarify how you determined the fair values of the warrants and the derivative liability relating to the embedded conversion feature of the notes payable at the date of issuance and at each subsequent measurement date. Disclose the methodology used and the related assumptions, and provide supporting calculations as necessary.   Please provide a detailed discussion of how your accounting treatment complies with the guidance in SFAS 133, EITF 00-19 or other applicable guidance. We note that the quoted market prices of your common stock at May 23, 2005, December 31, 2005 and December 31, 2006 were $.19, $.034 and $.045, respectively. Please explain how the changes in the fair value of your common stock are consistent with the $2.3 million loss recorded during the year ended December 31, 2005 and the $2.0 million gain recorded during the year ended December 31, 2006. We may have additional comments after reviewing your response.

4. Please clarify how each of the amounts shown in the table presented in Note E corresponds to the amounts recorded in the financial statements, and how each item is appropriately recorded under the guidance in SFAS 133, EITF 00-19 or other applicable guidance. We note that each of the amounts listed in the upper portion of the table (totaling $2.8 million in the aggregate), appears to be recorded in the December 31, 2006 balance sheet. However, it is unclear why the amounts presented in the lower portion of the table (totaling $1.7 million in the aggregate) are deducted to present a net carrying value of $1.1 million, and where each of the amounts deducted are recorded in the financial statements. We also note that some of these items are described as unrealized losses. Please note that to the extent that liabilities are required to be marked to market under SFAS 133 and

EITF 00-19, the resulting gains and losses are not unrealized. Please advise and revise your disclosures as appropriate.

Other Exchange Act Filings

5. Please revise your other Exchange Act reports as applicable to conform to any changes made as a result of our comments above.

Forms 10-QSB for the Fiscal Quarters ended June 30, 2007 and March 31, 2007

6. We note that an outdated version of the Form 10-QSB was filed for each period. Please amend your filings to include the information that is required by the current version of the Form, which can be obtained at: http://www.sec.gov/about/forms/form10-qsb.pdf. We note that your filed certifications incorrectly state that the information required by Items 307 and 308(c) of Regulation S-B has been included in each filing, and that several of the other item numbers included in the filings are also incorrect. Please amend your filing for each period accordingly.

Financial Statements

Note C – Notes Payable

7. We note your disclosure regarding the gain on disposition of debt of $315,624 recorded during the three months ended June 30, 2007. Please tell us when the debt was originally recorded, and how you determined that it was appropriate to record the gain on extinguishment during the quarter ended June 30, 2007, as opposed to any earlier period. We note that Molecularware was acquired in 2003. Revise your disclosures as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies